EXHIBIT 11

           FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                COMPUTATION OF EARNINGS PER SHARE

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                                     Year Ended December 31,
                              -------------------------------------
                                  1996            1995       1994
                                  ----            ----       ----
 Weighted average shares:
    Shares outstanding         12,464,982     12,351,622  12,265,240
    Estimated increase in
     shares outstanding due
     to allowed claims
     exceeding $85 million (1)    691,367        707,693     823,035
    Less treasury stock        (2,392,795)    (2,395,295) (2,395,295)
    Net effect of dilutive
     warrants based on the
     treasury stock method        641,461        415,769     376,287
                               ----------     ----------  ----------
 Totaled weighted average
 shares outstanding            11,405,015     11,079,789  11,069,267
                               ==========     ==========  ==========

 Net earnings                  $14,863,000    $8,029,000  $12,269,000
                               ===========    ==========  ===========


 Net earnings per share             $1.30           $.72       $1.11
                                    =====           ====       =====


(1) In accordance with the terms of the plans of reorganization, the number of shares to be issued to unsecured claim holders will increase if the amount of the allowed unsecured claims exceeds $85 million. The number of shares issued will be increased to a number equal to 10,000,000 multiplied by the quotient of the total amount of the allowed unsecured claims divided by $85 million. For purposes of the earnings per share computation, the estimated amount of remaining allowed unsecured claims totaled $5.8 million as of December 31, 1996.

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